NOTICE OF REDEMPTION

                                       OF

                                CLASS A WARRANTS

To the Holders of Outstanding
Class A Warrants of Titan Pharmaceuticals, Inc.

      We hereby give notice that we are redeeming all of our outstanding class A warrants on November 19, 1999. We are exercising this right pursuant to the terms of the warrant agreements dated as of January 18, 1996 and July 31, 1996 governing our warrants.

Terms of Redemption; Cessation of Rights

      Redemption Date:    November 19, 1999

      Redemption Price:   $.05 per Warrant

      The right of our warrant holders to exercise their warrants to purchase shares of our common stock will terminate at 5:00 p.m. New York time on the Redemption Date. After such time, holders of warrants will have no rights except to receive, upon surrender of their warrants, the Redemption Price. The Redemption Price is substantially less than either (i) the market price of the shares of common stock receivable upon exercise of the warrants or (ii) the price that could be obtained upon the sale of the warrants in the open market.

Redemption Procedure

      Payment of the amount to be received on redemption will be made by us upon the presentation and surrender of the warrants for payment at any time on or after the Redemption Date. To surrender warrants for redemption, holders should deliver certificates representing their warrants to Continental Stock Transfer & Trust Company, our warrant agent, at the following address:

                   Continental Stock Transfer & Trust Company
                                  Two Broadway
                            New York, New York 10004
                            telephone: (212) 509-4000

Exercise Procedure

      In lieu of surrendering the warrants for redemption, warrant holders may, at their option, exercise their warrants to purchase our common stock.

      Each warrant entitles the holder to purchase one share of common stock at a price of $6.02 per share. During the period from September 14, 1999 through October 14, 1999, the closing price of the shares ranged from a high of $12.938 to a low of $8.375, as reported by the American Stock Exchange.

      The warrants may be exercised by delivery of the class A warrant certificates to Continental Stock Transfer & Trust Company, our warrant agent, at the address set forth above under "Redemption Procedure" accompanied by a bank or certified check made payable to Titan Pharmaceuticals, Inc. for the full amount of the Exercise Price ($6.02 for each warrant exercised). The subscription form on the reverse side of each warrant must be completed in full and signed by the warrant holder and the signature guaranteed by an eligible institution. The method of delivery of the warrant certificates is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

      The warrant certificate and the payment of the Exercise Price must be received by the warrant agent prior to 5:00 p.m. New York time on November 19, 1999. Warrants which are received after such date will not be exercised, but will be redeemed. Provided that a notice of exercise and payment is received by the warrant agent prior to 5:00 p.m. New York time on November 19, 1999, broker-dealers shall have three business days to deliver warrant certificates to the warrant agent.

      Any warrant received which is not accompanied by payment of the Exercise Price or which is received without the subscription form having been completed and signed will be deemed to have been delivered for redemption, and not for exercise.

Information Agent

      The Company has retained an information agent for the exercise and/or redemption of the warrants. The information agent may be reached at:

                             D. F. King & Co., Inc.
                                 77 Water Street
                               New York, New York
               telephone: (212) 269-5550 facsimile: (212) 809-0692

Financial Advisor

      The Company has retained Deutsche Bank Securities, Inc. ("DB Alex Brown") as its exclusive financial advisor in connection with the redemption of the warrants. DB Alex Brown will receive a fee of $2 million payable on the Redemption Date if at least $30 million is received from warrant exercises, or in installments if more than $15 million but less than $30 million is raised. If less than $15 million is raised, $1 million of DB Alex Brown's fee will be in the form of warrants.

Termination Agreement

      The Company has terminated its agreement under which D. H. Blair Investment Banking Corp. had the right to solicit the warrants. Pursuant thereto, the Company has agreed to pay Blair a termination fee equal to 2.7% of the proceeds received upon warrant exercises.

                      IMPORTANT - IMMEDIATE ACTION REQUIRED

                                                                October 19, 1999

Dear Class A Warrant Holder:

      Titan Pharmaceuticals, Inc. has called for redemption of all of its outstanding class A warrants for cash at the redemption price of $.05 per warrant on November 19, 1999. A copy of the Notice of Redemption and the Prospectus is enclosed.

      We are entitled to redeem the warrants because we have satisfied the condition of redemption - namely, that the average closing price of our common stock exceed $9.10 for a period of 30 consecutive trading days ending within 15 days of the date of notice. The warrants are exercisable for one share of common stock at the exercise price of $6.02. After 5:00 p.m., New York time, on November 19, 1999, the warrants will no longer be exercisable for shares of common stock and you will only have the right to receive the redemption price.

      We urge you to consider the following two alternatives to redemption which are available to you and which may be more beneficial to you than redemption:

1. Exercise of the class A warrants for shares of common stock.

      Each class A warrant is exercisable for one share of our common stock at an exercise price of $6.02 per share. The closing price of our common stock as reported by the American Stock Exchange ranged from a high of $12.938 to a low of $8.375 during the period from September 14, 1999 through October 14, 1999. Current market quotations are available from the American Stock Exchange or your broker.

2. Sale of the class A warrants in the open market.

      The class A warrants may be sold in the open market. The closing price of our warrants as reported by the American Stock Exchange ranged from a high of $6.875 to a low of $2.375 during the period from September 14, 1999 through October 14, 1999. You should consult your own broker as to the procedure for selling your warrants and for current market quotations.

      The procedures for exercise and/or redemption of the warrants is set forth in the accompanying Notice of Redemption.

      Questions and requests for assistance should be directed to our information agent, D. F. King & Co., Inc. at (212) 269-5550, Attention: Thomas A Long.

                                    Very truly yours,

                                    TITAN PHARMACEUTICALS, INC.


                                    By: /s/ Louis R. Bucalo
                                        ----------------------------------------
                                        Louis R. Bucalo, Chief Executive Officer